Exhibit 99.1

LEAD REAL ESTATE CO., LTD

INDEX TO CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF COMPREHENSIVE LOSS
TABLE OF CONTENTS

CONTENTS	PAGE(S)
UNAUDITED CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF COMPREHENSIVE LOSS

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2025 (UNAUDITED) AND JUNE 30, 2025	F-2

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024	F-3

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LEAD REAL ESTATE CO., LTD

CONSOLIDATED BALANCE SHEETS

(Japanese yen in thousands, except share data)

	December 31, 2025	June 30, 2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥1,028,478	¥2, 656,860
Accounts receivable, net	53,262	38,523
Real estate inventory	15,614,502	10,134,739
Contract assets	223,241	141,418
Prepaid and other current assets	622,893	381,581
Total current assets	17,542,376	13,353,121
Property and equipment, net	6,528,923	5,796,381
Intangible asset, net	25,439	35,396
Investments in marketable securities	60,714	25,303
Right-of-use assets, operating lease, net	755,336	820,786
Investments	123,377	122,101
Other assets	267,131	326,746
Total assets	¥25,303,296	¥20,479,834
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥1,589,024	¥1,035,712
Current portion of notes payable	11,750,370	7,599,606
Contract liabilities	621,576	337,483
Current portion of operating lease liabilities	207,317	201,313
Accrued expenses and other current liabilities	254,853	764,920
Total current liabilities	14,423,140	9,939,034
Notes payable, net of current portion	5,486,818	4,557,855
Deferred tax liabilities, net	135,103	89,638
Operating lease liabilities, net of current portion	549,347	621,962
Other liabilities	251,107	240,632
Total liabilities	20,845,515	15,449,121
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Ordinary shares, 50,000,000 shares authorized, 15,628,000 shares issued and 13,641,900 shares outstanding as of December 31, 2025 and June 30, 2025, with no stated par value	1,207,055	1,207,055
Retained earnings	3,382,455	3,965,673
Treasury stock, at cost, 1,986,100 shares as of December 31, 2025 and June 30, 2025	(154,121)	(154,121)
Non-controlling interest	(8,456)	(8,456)
Accumulated translation gain	30,848	20,562
Total shareholders’ equity	4,457,781	5,030,713
Total liabilities and shareholders’ equity	¥25,303,296	¥20,479,834

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LEAD REAL ESTATE CO., LTD

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Japanese yen in thousands, except share and per share data)

	Six Months Ended December 31,
	2025	2024
Revenue:
Real estate sales	¥3,632,226	¥4,812,944
Other revenue	359,794	218,905
Total revenue	3,992,020	5,031,849
Expenses:
Cost of sales - real estate	3,251,366	4,309,767
Cost of sales - other	318,969	125,049
Selling, general, and administrative	876,858	1,191,386
Total expenses	4,447,193	5,626,202
Operating loss	(455,173)	(594,353)
Other income (expense):
Interest expenses	(20,195)	(23,301)
Other, net	49,560	(8,639)
Total other income (expense), net	29,365	(31,940)
Loss before income taxes	(425,808)	(626,293)
Income tax expense (benefit)	20,990	(21,980)
Net loss	(446,798)	(604,313)
Net loss attributable to the noncontrolling interests	-	-
Net loss attributable to ordinary shareholders	(446,798)	(604,313)
Foreign currency translation gain (loss)	10,286	(276)
Total comprehensive loss	¥(436,512)	¥(604,589)
Loss per share:
Basic	¥(32.75)	¥(44.32)
Diluted	¥(32.75)	¥(44.32)
Weighted average shares outstanding:
Basic	13,641,900	13,641,900
Diluted	13,641,900	13,641,900

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